


COMMUNIQUE

Essilor étend son réseau de distributeurs en Asie

Charenton-le-Pont (3 mai 2007 - 6h30) -- Essilor International et la société **Integrated Lens Technology Pte Ltd** (ILT) à Singapour ont signé un accord aux termes duquel Essilor prend 51 % de ILT.

Créée en 2002, ILT distribue des verres ophtalmiques en Asie, en Europe, au Moyen-Orient et en Amérique latine. ILT détient également deux filiales de vente directe aux opticiens à Singapour et en Malaisie.
En 2006, ILT a réalisé un chiffre d'affaires de 13 millions d'euros et la société emploie 110 personnes.

Cette acquisition vient compléter le réseau international de grossistes distributeurs du groupe Essilor.

ILT continuera à être dirigée par son fondateur et son équipe de direction actuelle.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 16 sites de production, de ses 244 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.
L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.
Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP.

Relations Investisseurs et Communication Financière
Véronique Gillet
Tél. : 01 49 77 42 16



NEWS RELEASE

Essilor strengthens its network of distributors in Asia

Charenton-le-Pont, France (May 3, 2007 – 6:30 A.M.) -- Essilor International and Singapore-based **Integrated Lens Technology Pte Ltd** (ILT) have signed an agreement whereby Essilor will acquire a 51% stake in ILT.

Created in 2002, ILT distributes ophthalmic lenses in Asia, Europe, the Middle East and Latin America. The company also has two subsidiaries that sell directly to opticians in Singapore and Malaysia. With 110 employees, ILT reported 2006 revenue of €13 million.

The acquisition extends Essilor's international network of wholesale distributors.

The company will continue to be headed by its founder and the current management team.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 16 production sites, 244 lens finishing laboratories and local distribution networks.
The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index.
Codes and symbols: ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF FP.

Investor Relations and Financial Communications
Véronique Gillet
Phone: +33 (0) 1 49 77 42 16



COMMUNIQUE

Essilor renforce son réseau de distributeurs aux Etats-Unis

Charenton-le-Pont (10 mai 2007 – 8h50) -- Essilor of America, filiale d'Essilor International aux Etats-Unis, a pris une participation majoritaire dans la société **OOGP**.

Avec **OOGP**, Essilor va accroître son pôle de service aux opticiens/optométristes indépendants aux Etats-Unis en étendant son réseau de distribution de lentilles de contact et de produits ophtalmiques initié avec l'acquisition de Nassau en 2003.

OOGP est un des cinq plus grands distributeurs de lentilles de contact sur le marché américain. Créé en 1985, OOGP emploie 120 personnes et détient trois centres de distribution situés en Oregon, en Alabama et à Hawaï. Il apportera au groupe Essilor un chiffre d'affaires complémentaire de l'ordre de 50 millions de dollars.

OOGP conservera son équipe de direction actuelle.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 16 sites de production, de ses 244 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.
L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.
Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP.

Relations Investisseurs et Communication Financière
Véronique Gillet
Tél. : 01 49 77 42 16
www.essilor.com



NEWS RELEASE

Essilor strengthens its network of distributors in the United States

Charenton-le-Pont, France (May 10, 2007 – 8:50 am) – Essilor of America, Essilor International's US subsidiary, has acquired a majority stake in **OOGP**.

The acquisition of **OOGP** will expand Essilor's services business for independent eye care professionals in the United States by extending the distribution network for contact lenses and ophthalmic products that was launched with the acquisition of Nassau in 2003.

OOGP is one of the largest contact lens distributors in the US. Created in 1985, the company has 120 employees and three distribution and customer service facilities in Oregon, Alabama and Hawaii. It will add approximately $50 million to Essilor revenue.

OOGP's current management team will remain in place.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 16 production sites, 244 lens finishing laboratories and local distribution networks.
The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index.
Codes and symbols: ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF FP.

Investor Relations and Financial Communications
Véronique Gillet
Phone: +33 (0) 1 49 77 42 16
www.essilor.com

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